gallagher@briantgallagherlaw.com briantgallagherlaw.com 410-533-4855 1906 Towne Center Blvd, Suite 275 Annapolis, MD 21401

July 10, 2024

SENT VIA EDGAR FILING

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Response to June 17, 2024 Comments

To the Division of Corporation Finance:

This letter is submitted on behalf of Bequest Bonds I, Inc., a Delaware corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated June 17, 2024, with respect to the Issuer’s First Amended Offering Statement on Form 1A (CIK No. 0002016678), filed with the SEC on June 3, 2024. This letter is being submitted contemporaneously with the filing of the Second Amendment to the Offering Statement containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold and followed by the corresponding response of the Issuer.

Risk Factors

Risks associated with redemption, page 12

1.	We note your disclosure that you “may establish a sinking fund provision” that will be maintained to accumulate funds for principal payments. However, on pages 2 and 9 you state that there is no sinking fund. Please reconcile.

RESPONSE: Edits were made to pages 2 and 9 stating that a sinking fund may be established.

Use of proceeds, page 19

2.	We note your response to prior comment 5 and your revised disclosure that net proceeds will be used to invest in preferred equity investments in subsidiaries and target companies that acquire and manage mortgage notes and commercial real estate. However, we still note your disclosure, under Related Party Transactions on page 37, that a large portion of the funds raised will be invested in companies that are owned and operated by affiliates of the Manager. Please clarify if you intend to use 90% of the net proceeds to invest in subsidiaries and target companies that are owned and operated by affiliates of the Manager.

RESPONSE: See edits to page 38 wherein it is established that no more than 33% of the offering proceeds will be invested in companies affiliated with the Manager.

gallagher@briantgallagherlaw.com briantgallagherlaw.com 410-533-4855 1906 Towne Center Blvd, Suite 275 Annapolis, MD 21401

3.	We note your disclosure that the company will not directly (or indirectly through an affiliate) transfer any of the offering proceeds to any affiliates, other than to LMMS Management LLC pursuant to the terms of the Management Services Agreement. Please clarify if offering proceeds will be transferred to LMMS Management LLC and clarify whether the company or manager will make the investments from the offering proceeds raised.

RESPONSE: See edits made to page 19, which state as follows:

The Company will not directly (or indirectly through an affiliate) transfer any of the offering proceeds to any affiliates, other than to LMMS Management LLC pursuant to the terms of the Management Services Agreement. For the avoidance of doubt, the only proceeds of the Offering that will be transferred to LMMS Management LLC will be the Management Fee, the Expense Reimbursement Fee of $45,000, and any reimbursements for fees incurred by the Manager on behalf of the Company. The investments will be made directly from the Company and not through the Manager.

4.	We note your response to prior comment 7. We further note your disclosure that while you will take “steps to attempt to conduct these transactions at fair market value, there is no assurance” that you will not overpay for these “notes.” Please disclose this risk in the risk factor section. Furthermore, please clarify the statement regarding the “notes” in the last sentence of the first paragraph, as it appears that you will invest in the “acquisition of interests in companies” that acquire and maintain promissory notes, and not the notes directly.

RESPONSE: See disclosure of risk on page 11 under the heading Risks related to affiliated transactions. The issue regarding the references to “notes” was clarified by removing the word “notes” and referencing ‘investments,” which more accurately reflects the intent to invest in the “acquisition of interests in companies” that acquire and maintain promissory notes.

gallagher@briantgallagherlaw.com briantgallagherlaw.com 410-533-4855 1906 Towne Center Blvd, Suite 275 Annapolis, MD 21401

Prior Performance of Management, page 26

5.	We note your response to prior comment 10. Please revise prior performance tables as set forth in Item 8 and Appendix II of Industry Guide 5. For guidance, see CF Disclosure Guidance: Topic No. 6, dated July 16, 2013.

RESPONSE: See additions made to page 26-27 in conformity to Item 8 and Appendix II of Industry Guide 5.

Management Discussion, page 35

6.	We note your response to prior comment 4. Please revise to include your disclosure about Martin Saenz here, rather than on page 40. Also, please revise to provide the information in a tabular format. See Item 10(a) of Form 1-A.

RESPONSE: Edits made.

Management Discussion

Fees to Manager, page 36

7.	We note your response to prior comment 6. Please clarify how the fees included in the “Total Fees to Manager” under the Use of Proceeds section were calculated. In this regard, we note your disclosure that the annual Management Fee is “three percent of the total Capital Contributions” pursuant to the terms of the Management Agreement. However, “Capital Contributions” is not a defined term. Please define Capital Contributions. Moreover, although you disclose on page 11 that “[p]ursuant to Management Services Agreement, LMMS Management LLC will receive certain fees and expense reimburse for providing management services,” your disclosure on page 36 under Fees to Manager section does not describe any fees that the manager will receive under the Management Services Agreement. Please revise.

RESPONSE: The management fee was clarified by removing references to Capital Contributions and replacing it with “invested monies.” The Fees to Manager (page 37) was rewritten to clarify the fees that will be paid to the Manager.

gallagher@briantgallagherlaw.com briantgallagherlaw.com 410-533-4855 1906 Towne Center Blvd, Suite 275 Annapolis, MD 21401

Notes to the Financial Statements, page F-13

8.	We note your response to prior comment 8. However, we do not see any revisions to Note 3 of the Financial Statements. Please confirm whether B and B Management, LLC should be LMMS Management LLC.

RESPONSE: Edit made to correct reference to LMMS Management LLC.

General

9.	We note your response to prior comment 9. We also note that your Offering Statement states that you will use various platforms to offer and sell the Bonds. Please describe in detail what activities each platform will engage in and the compensation each platform will receive. Please provide a detailed analysis of why each platform does not need to register as a broker-dealer.

RESPONSE: See edits made to page 21. As stated therein, LMMS Management, LLC owns 100% of the common shares of the Company. LMMS Management, LLC is owned by Martin Saenz, Shawn Muneio, and Byte Federal, Inc. Mr. Saenz and Mr. Muneio are the owners of Bequest Capital, LLC. Bequest Funds and Byte Federal, Inc., as the owners of the Company, are offering and selling securities on their own behalf and not on the behalf of clients or others. As such, they are of the opinion that they do not meet the definition of a broker-dealer and are thus not required to be registered to offer the Bonds on the platforms they own and control.

10.	Please identify the “Manager,” as this term is not a defined in your offering statement.

RESPONSE: See edit to define “Manager” on page 1.

The Issuer respectfully believes that the information contained herein is responsive to the Staff Comment Letter. Please feel free to contact me at the above number for any questions related to this letter. As a side note, we appreciate the speed with which the Staff was able to review and provide its initial comments on the Offering Statement.

Sincerely,

//BTG//
Brian T. Gallagher

4